SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In March 2019:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.	CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity
Shares	Common	473,662

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Conversion in ADRs	19	14,995	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion in ADRs	25	38,069	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion in ADRs	26	42,450	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion in ADRs	27	15,685	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion in ADRs	28	16,680	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Exerc Options	27	318,375	R$ 6.60149	R$ 2,101,749.38
Shares	Common	Direct with the Company	Plan of Shares Acquisition	27	127,047	R$ 16.543380	R$ 2,101,786.80
Shares	Common	Direct with the Company	Plan of Shares Acquisition	27	191,328	R$ 16.54	R$ 3,164,565.12

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity
Shares	Common	345,783

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In March 2019:

(X) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

( ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.	CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity
ADR (*)	Common	0

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	19	14,995	R$ 0.00	R$ 0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	25	38,069	R$ 0.00	R$ 0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	26	42,450	R$ 0.00	R$ 0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	27	15,685	R$ 0.00	R$ 0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	28	16,680	R$ 0.00	R$ 0.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	19	8,805	R$ 4.53024	R$ 39,888.76
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	25	52,906	R$ 4.26998	R$ 225,907.56
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	27	10,415	R$ 4.20006	R$ 43,743.62
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition s	28	10,695	R$ 4.28990	R$ 45,880.48
ADR (*)	Common	Direct with the Company	Exerc Options	19	23,800	R$ 1.6760	R$ 39,888.80
ADR (*)	Common	Direct with the Company	Exerc Options	25	29,100	R$ 1.6760	R$ 48,771.60
ADR (*)	Common	Direct with the Company	Exerc Options	25	61,875	R$ 2.8628	R$ 177,135.75
ADR (*)	Common	Direct with the Company	Exerc Options	26	42,450	R$ 0.0000	R$ 0.00
ADR (*)	Common	Direct with the Company	Exerc Options	27	26,100	R$ 1.6760	R$ 43,743.60
ADR (*)	Common	Direct with the Company	Exerc Options	28	27,375	R$ 1.6760	R$ 45,880.50

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity
ADR (*)	Common	0

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

(*)    Each ADR is equivalent to 1 (one) share.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In March 2019:

( ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(X) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev Luxembourg S.À.R.L.	CPF/CNPJ:
Qualification: Position – Total Return Swap

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity
Derivatives	Swap referenced in Shares	30,419,700
Derivatives	Swap referenced in ADR	26,974,653

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity
Derivatives	Swap referenced in Shares	30,419,700
Derivatives	Swap referenced in ADR	26,974,653

(1)  When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)   Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)   Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer